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                                                                      Exhibit 16


January 16, 2002

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Ecogen Inc. and, under the date of February 15, 2001, we reported on the consolidated financial statements of Ecogen Inc. and subsidiaries as of and for the years ended October 31, 2000 and 1999. On January 9, 2002, we resigned. We have read Ecogen Inc.'s statements included under Item 4 of its Form 8-K dated January 16, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with Ecogen Inc.'s statements concerning the engagement of The Hermes Group LLP and the Audit Committees approval of such change

Very truly yours


KPMG LLP

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